SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) 42.150.391/0001-70

Companies Registry (NIRE) 29.300.006.939

Publicly-Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or the “Company”), in compliance with CVM Instructions 10/80 and 358/02, hereby informs its shareholders and the market the following:

5th BRASKEM’S SHARE BUYBACK PROGRAM

Braskem’s Board of Director, in a meeting held on the present date, approved a new buyback program of preferred shares class “A” issued by the Company, to be held in treasury for further sale or cancellation, with no reduction in the capital stock. The new program will start on February 19, 2015.

The main features of the 5th Braskem’s share buyback program are:

1.         Objective

Purchase of preferred shares class “A” issued by Braskem to be held in treasury for further sale or cancellation, with no reduction in the capital stock (“Share Buyback Program”).

2.         Number of outstanding shares

At the present date, there are 491,748,227 outstanding shares, being 225,334,029 common shares, 265,820,380 PNA shares and 593,818 PNB shares.

3.         Number of shares held in treasury or by controlled companies

At the present date, 1,154,758 preferred shares class “A” are held in treasury or by controlled companies.

4.         Number of shares to be purchased in the 5th Share Buyback Program

Up to 3,500,000 preferred shares class “A” (“Shares”), which added to  the preferred shares class “A” described on item 3 above are within the limit established by CVM Instruction 10/08 (10% of outstanding preferred class “A” shares).

5.         Period for Purchase

The program will be effective for 365 days from February 19, 2015.

6.         Purchase Price

Shares will be purchased for the market price of its preferred class “A” shares traded on BM&FBOVESPA. Shares may be purchased either by the Company or, if authorized by CVM Instruction 10/08, article 23, by other financial institution to be timely hired by the Company for this purpose (“Financial Institution”), through Swap transaction with the same characteristics  of the transaction used in the 4th Braskem’s Share Buyback Program, noting that:

  Braskem will instruct the financial institution to place an order to purchase the shares  in an amount and value that do not exceed the number of shares established in the Buyback Program and its balance of profits and reserves;

  At the end of the swap transaction, which will coincide with the end of the Buyback Program, Braskem will acquired from the Financial Institution the balance of shares that the latter acquired as a result of the Swap transaction and that have not been directly purchased by Braskem. In case the value of shares exceeds the balance of profits or reserves, this surplus of shares will be sold by the Financial Institution, as provided for in CVM Instruction 10;

  The Financial Institution will only purchase the shares traded on BM&FBOVESPA and at market price. Braskem will purchase the shares for the same price paid by the Financial Institution, plus fees, and the Financial Institution will not benefit from the establishment of the share price;

  The Financial Institution will be entitled to be paid for the duration of the Swap transaction, according to  market conditions;

  The Financial Institution will not purchase shares that are not fully paid, that are held by the controlling shareholder or if a Braskem’s Share Purchase Offer is in course.

  The Financial Institution will not exercise the voting rights related to the shares purchased through the Swap transaction and will renounce to (i) the right of receiving eventual dividends paid in the period, and (ii) the proceeds from an eventual capital stock reduction, in case Braskem resolves to return capital to its shareholders during the same period.

7.         Authorized Brokers

Itaú Unibanco CV S/A, Av. Hugo Beolchi, 900 – 15º andar, São Paulo, SP, CEP 04310-030; Santander Corretora de Cambio e Valores Mobiliários S.A., Av. Pres. Juscelino Kubitschek 2235 – 24º andar, São Paulo, SP, CEP 04543-011; Morgan Stanley CTVM, Av. Brigadeiro Faria Lima, 3600, São Paulo, CEP 04538-132; Citigroup Global Markets Brasil CCTVM (Citi Corretora), Av. Paulista, 1.111 - 14º andar, São Paulo, SP, CEP 01311-920; JPMorgan CCVM S.A., Av Brig Faria Lima 3729 – 13º andar, São Paulo, SP, CEP 04538-905; Credit Suisse Hedging Griffo Corretora de Valores, Av. Pres. Juscelino Kubisheck, 1830,  torre 4,  7º andar,  São Paulo, SP, CEP 04543-900;.

São Paulo, February  11, 2015.

BRASKEM S.A.

Mario Augusto da Silva

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.